UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HANOVER COMPRESSOR COMPANY

--------------------------------------------------------------------------------

(Name of Issuer)

Common Stock, $0.01 par value

--------------------------------------------------------------------------------

(Title of Class of Securities)

410768105

--------------------------------------------------------------------------------

(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2007

--------------------------------------------------------------------------------

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 410768105	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-HC, L.L.C.

FEIN 20-4297009

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 13,250,000
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 13,250,000
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,250,000

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

12.47% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 106,283,487 shares of Common Stock, par value $0.001 per share, outstanding on April 24, 2007, based on information contained in the Form 10-Q of the Issuer for the fiscal quarter ended March 31, 2007.

CUSIP No. 410768105	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.

FEIN 20-2062590

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 13,250,000
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 13,250,000
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,250,000

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

12.47% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 106,283,487 shares of Common Stock, par value $0.001 per share, outstanding on April 24, 2007, based on information contained in the Form 10-Q of the Issuer for the fiscal quarter ended March 31, 2007.

CUSIP No. 410768105	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 13,250,000
OWNED BY
;	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 13,250,000
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,250,000

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

12.47% (1)

_____________________________________________________________________________

;	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 106,283,487 shares of Common Stock, par value $0.001 per share, outstanding on April 24, 2007, based on information contained in the Form 10-Q of the Issuer for the fiscal quarter ended March 31, 2007.

CUSIP No. 410768105	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, LLC

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

;	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 13,250,000
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 13,250,000
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,250,000

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

12.47% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 106,283,487 shares of Common Stock, par value $0.001 per share, outstanding on April 24, 2007, based on information contained in the Form 10-Q of the Issuer for the fiscal quarter ended March 31, 2007.

CUSIP No. 410768105	SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Hanover Compressor Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Items 3 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 3.	Source and Amount of Funds or Other Consideration.

Between March 17, 2006 and May 16, 2007, EGI-HC acquired 3,875,000 shares of Common Stock in open market purchases in a price range of $15.84 to $23.37 per share, at an average purchase price of $21.9295 per share, for a total purchase price of $84,976,774.53. All funds used in the acquisition of shares of Common Stock by EGI-HC were obtained from the working capital of EGI-HC and from brokerage account margin loans maintained in the ordinary course of business.

Conifer Securities LLC has extended and may continue to extend margin credit from time to time to EGI-HC for the purchase of Common Stock, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debt balance. The positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Persons, there were 106,283,487 shares of Common Stock, par value $0.001 per share, outstanding on April 24, 2007, based on information contained in the Form 10-Q of the Issuer for the fiscal quarter ended March 31, 2007. The 13,250,000 shares of Common Stock held by EGI-HC as of May 16, 2007, as to which each of Fund 05-07, SZI and Chai Trust shares beneficial ownership, represent approximately 12.47% of the issued and outstanding Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by EGI-HC.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 16, 2007

EGI-HC, L.L.C.

EGI-FUND (05-07) INVESTORS, L.L.C.

SZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER

-------------------------------------

Name: Philip G. Tinkler

Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR

-------------------------------------

Name: James G. Bunegar

Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)